Sharon D. Mitchell, Attorney at Law
SD Mitchell & Associates, PLC
829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230
57492 Onaga Trail ∙ Yucca Valley, California 92284
 (248) 515-6035 (Telephone) ∙ (248) 751-6030 (Facsimile) ∙ sharondmac2013@gmail.com

8 April 2016

Ms. Wei Lu
Mr. Ethan Horowitz
Office of Natural Resources
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:           Grid Petroleum Corp.
From 10-K/A for Fiscal Year Ended March 31, 2015
Filed July 14, 2015
File No. 000-52376

Dear Ms. Lu:

We are in receipt of your correspondence dated March 1, 2016; unfortunately, management did not receive your letter until on or around April 6, 2016.  Having said that, the Company recently went through the resignation of, and appointment, of officers and directors; on behalf of Mr. Gary Tilden, President of Grid Petroleum, I would like to take this opportunity to request additional time to respond to your comments in said correspondence and with regard to the above-referenced Form 10-K/A for Fiscal Year Ended March 31, 2015 and filed on July 14, 2015.

We anticipate forwarding a response to your correspondence within ten days from today, April 8, 2016, or sooner.

Thank you for your kind assistance regarding this matter.  Should you have any questions, or need further information, please do not hesitate to contact me at the number listed above, or Mr. Gary Tilden at (951) 688-7840

With best regards,

/s/Sharon D. Mitchell
Sharon D. Mitchell

cc:  Mr. Gary Tilden, President Grid Petroleum Corp.